Exhibit 12.01

RATIO OF EARNINGS TO FIXED CHARGES

Praxair, Inc. and Subsidiaries

	Three Months Ended March 31,	Year Ended December 31,
(Dollar amounts in millions, except ratios)	2012	2011	2010	2009	2008	2007

Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$590	$2,323	$1,964	$1,442	$1,685	$1,613
Capitalized interest	(20)	(62)	(62)	(55)	(44)	(35)
Depreciation of capitalized interest	5	22	18	17	17	15
Dividends from less than 50%-owned companies carried at equity	1	6	9	11	24	8

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$576	$2,289	$1,929	$1,415	$1,682	$1,601

Fixed charges
Interest on long-term and short-term debt	$37	$145	$118	$133	$198	$173
Capitalized interest	20	62	62	55	44	35
Rental expenses representative of an interest factor	9	38	37	37	37	34

Total fixed charges	$66	$245	$217	$225	$279	$242

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees plus total fixed charges	$642	$2,534	$2,146	$1,640	$1,961	$1,843

RATIO OF EARNINGS TO FIXED CHARGES	9.7	10.3	9.9	7.3	7.0	7.6